

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Basilio Chen
President
Alchemical Capital Corp.
1001 Bayhill Drive, 2nd Floor
San Bruno, CA 94066

> **Re:** **Alchemical Capital Corp.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 29, 2010**
> **File No. 000-53347**

Dear Mr. Chen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant